

# The eBroadcast Television Network
## ...because being first has its perks

## eBTV: Unique & Uniquely Positioned...

TELEVISION

LIVE EVENTS

eBTV

SOCIAL MEDIA

## at the Intersection of TV, Live Events and Social Media.

The eBroadcast Television Network (eBTV) uses leading edge broadcast technologies to combine three rapidly changing forms of media - a digitally distributed television series, a LIVE weekly broadcast, and a new expanded form of social media that allows the audience to come on screen from wherever they are.

## Social - TV Audiences:
## 20 Anticipated Channels

Our first channel, Your Beer Show, taps into the top three fastest growing interests of our target audience - food/alcohol, media and cutting-edge technology. It's a powerful combination that's not easy to find in one place, product or service. But we've got it (and can leverage it to achieve our supporters´ objectives).

Future channels will be chosen with that same strategy in mind - multiple, fast-growing interests from widely diversified markets.

By 2020, social TV will be a basic part of the TV experience with some actively participating, and the rest influenced by it.

Connecting with others, getting more info, interacting with, influencing and analysing content are main drivers for Social TV.

62% of people use social networks and forums while watching TV on a weekly basis. That was an 18% increase from 2011.

Whether it is debating politics or taking in commentary, the conversation is becoming more interactive by the day.

Source: www.reelnreel.com

## Truly Interactive SocialTV

Reading a comment on air, letting people chat during a show, or having a moderator of a webinar do a poll are all considered interaction. But we all know that many important business and personal relationships require some eye contact and face-to-face body language.



Using audience screening software that took years to develop, combined with professional control room talent, results in shows like *Your Beer Show* taking that kind of interaction to *REAL AND LIVE human involvement, stronger relashionships and loyality.* Loyality from audience members, sponsors and leaders of the industry that each channel serves.

## What This Means to Our Supporters:

· Have fun- Make money

· Support an industry you have

· Participate in show direction

· Influence future channels

· Be part of cornering the market

· Value grows until exit event

· Rewarded for community support

Support for every series that eBTV develops for niche markets, will be aligned with our growth and investor's objectives. We believe your analysis will show channels like Your Beer Show to be a great opportunity.

We look forward to proving it!



## "Here's to Changing TV Forever!"